Exhibit 12.1

Centene Corporation
Computation of ratio of earnings to fixed charges
($ in thousands)
	For The Three Months Ended	Year Ended December 31,
	3/31/2012	2011	2010	2009	2008	2007
Earnings:
Pre-tax earnings from continuing operations	$34,690	$174,885	$154,282	$137,508	$136,616	$64,071
Addback:
Fixed charges	6,953	27,822	26,141	23,104	23,128	20,612
Subtract:
Non-controlling interest	1,375	2,855	(3,435)	(2,574)	-	-
Interest capitalized	-	-	(1,089)	(116)	-	-
Total earnings	$43,018	$205,562	$175,899	$157,922	$159,744	$84,683

Fixed Charges:
Interest expensed and capitalized	$4,799	$20,320	$19,081	$16,434	$16,673	$15,626
Interest component of rental payments (1)	2,154	7,502	7,060	6,670	6,455	4,986
Total fixed charges	$6,953	$27,822	$26,141	$23,104	$23,128	$20,612

Ratio of earnings to fixed charges	6.19	7.39	6.73	6.84	6.91	4.11

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.